Exhibit 99.1

MEDIA RELEASE

IESI-BFC LTD. ANNOUNCES EXERCISE OF OVER-ALLOTMENT OPTION

Toronto, Ontario — June 9, 2009 — IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) today announced that the underwriters of its recent public offering have exercised their over-allotment option and will purchase an additional 1,950,000 common shares at US$10.00 per share.  The option was granted pursuant to the Company’s offering of 13,000,000 common shares, at an offering price of US$10.00 per share, which is expected to close on June 10, 2009.  The gross proceeds from the exercise of the option will total US$19.5 million.

The Company intends to use the net proceeds from the offering and option to repay a portion of the outstanding borrowings under its U.S. revolving credit facility.

J.P.Morgan and Merrill Lynch & Co. are acting as joint book-running managers for the offering.  The co-managers for this offering are Raymond James, CIBC, RBC Capital Markets, TD Securities, Calyon Securities (USA) Inc., NBF Securities (USA) Corp., Scotia Capital and Wunderlich Securities, Inc.

Copies of the prospectus supplement and the related base shelf prospectus may be obtained by contacting J.P.Morgan, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245 (phone: 718-242-8002) or Merrill Lynch & Co., Attention: Prospectus Department, 4 World Financial Center, 250 Vesey Street, New York, NY 10080 (phone: 212-449-1000).   A copy of the preliminary prospectus supplement, final prospectus supplement and related base shelf prospectus is also available on EDGAR at www.sec.gov and on SEDAR at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Forward-looking statements

Statements in this news release relating to the offering and the over-allotment option, including the intented use of proceeds and the anticipated closing date of the offering, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  Such risks and uncertainties include, but are not limited to: the need to satisfy regulatory and legal requirements with respect to the offering; changes in economic conditions or financial markets; and such other risks and uncertainties that are difficult to predict or are beyond the Company’s control, including those that are described in the prospectus supplement. Consequently, readers should not place undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, the Company cannot assure investors that actual results will be consistent with these forward looking statements, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Further information:

IESI-BFC Ltd.

Chaya Cooperberg

Director, Investor Relations and Corporate Communications

Tel: (416) 401-7729

Email: chaya.cooperberg@bficanada.com

Kingsdale Communications Inc.

Janet Craig

Managing Director

Tel: (416) 669-6792

Email: jac@kingsdalecommunications.com